May 8, 2006

Mail Stop 4561

Edward M. Lake
Chief Financial Officer
SYS
5050 Murphy Canyon Road, Suite 200
San Diego, CA 92123

Re: **SYS**
        Registration Statement on Form S-3
        Filed on April 12, 2006
        File No. 333-133217

Dear Mr. Lake:

  This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Cover Page of Prospectus

1. We note the following language on the cover page of the prospectus: "(see previous page)." As this is the first page that investors will read, please revise to disclose the information being referenced by this language.

Table of Contents

2. The Table of Contents should contain references to the location of the most significant parts of your document. As such, please delete the references to each specific risk factor.

Selling Stockholders, page 9

3. Please note that disclosure regarding all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. Please revise to provide all the material terms of the transactions discussed in this section whereby securities were offered to your selling stockholders. For example, please discuss the material terms of the convertible note issued to Polexis and discuss the terms by which stockholders of Antin would receive contingent shares and describe all the material terms of the "note" given to Antin. As another example, discuss the material terms of the Xsilogy purchase agreement and the terms of the shares provided as part of the earn out. Similarly, discuss the terms of the cVideo acquisition discussed in footnote 55 to the selling stockholder table.

4. We note your indication that you are registering securities that have not yet been issued but will be issued pursuant to certain contingencies, including earn out provisions relating to prior mergers and acquisitions. For each such instance, please revise to disclose the material terms of the transaction and the contingency that will need to be satisfied prior to issuance of the securities. Provide us with an analysis as to the appropriateness of registering the resale of these securities prior to their issuance. In your analysis, tell us whether there are any conditions to the issuance of the securities that are within the control of the selling shareholder.

5. It appears that the common stock and common stock underlying notes and warrants that you indicate in footnotes 1 through 13 and footnote 55 as being registered this Form S-3 do not total 10,677,626 shares. Please advise or revise.

6. Please also revise to include the terms of the warrants discussed in footnotes 11 and 6 and the nature and value of the services performed to receive the warrants discussed in footnote 12.

7. We were unable to locate any agreements related to the Lomasoft transaction. Please file all agreements as exhibits or advise where they can be located or provide us with an analysis as to why these agreements do not need to be filed. In particular please ensure you file or address the contingent warrants and any

documents that relate to their terms. We may have further comments upon review.

8. We note Mr. Shatz disclaims beneficial ownership of the common stock discussed in footnotes 20 and 21 and more specifically he has no legal right to maintain such delegated authority. Provide an analysis of why disclosure with the above statement provides investors with information on all the natural persons who retain voting or investment control over the shares beneficially held by these entities and discuss why he has no legal right to maintain delegated authority or remove this statement. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

9. We note your statement in footnote 41 and at the top of selling shareholder table that the selling shareholder information is provided as of March 15, 2006. Please note that the selling shareholder information should be provided as of the anticipated effective date.

10. We note your statement that "Roth" is a registered broker-dealer. Please revise to clarify if Roth refers to Mr. Roth or Roth Capital Partners LLC.   Please also note that unless Roth, a registered broker-dealer that is a selling shareholder, acquired shares as transaction-based compensation for investment banking services, you should revise the prospectus to name Roth as an underwriter.

11. Please also revise to state that none of the selling stockholders are affiliated with a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation.

Plan of Distribution, page 18

12. We note your statement that you may add new Selling Shareholders by supplement to the prospectus. Please revise to indicate the limited circumstances by which you could add selling shareholders by prospectus supplement.

Incorporation of Certain Documents by Reference, page 21

13. Please identify with specificity the documents you are incorporating by reference, including the dates they were filed. This includes, for example, the Forms 8-K previously filed that should be incorporate by reference.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Anne Nguyen, at (202) 551-3611 or the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Otto E. Sorensen, Esq. & Carrie H. Darling, Esq.
        Luce, Forward, Hamilton & Scripps LLP
        Facsimile: (619) 235-1331